www.linkedin.com/in/barbara-kalmus-31b99b26 (LinkedIn)

Top Skills

Teaching
Staff Development
Curriculum Development

Languages

Hebrew

Certifications

GSV Bootcamp IV Badge

Honors-Awards

USC SVCC Competition Winner

Barbara Kalmus

Director at Equity in Access/AKALA
Beverly Hills, California, United States

Summary

Barbara Kalmus holds a Bachelor's degree in Sociology and Philosophy from Syracuse University. She studied Rehabilitation Counseling at Boston University for two years before completing a Masters in Education and Counseling Psychology at Suffolk University. Barbara has been involved in education both in the United States and abroad. Her public school experience includes classroom teaching, guidance counseling, and supervisory responsibilities.

In 1995, Barbara co-founded an SAT preparation company and has been providing classes, tutoring, and college admissions programs in the Princeton (NJ) area public and private schools since 1996. In addition, Barbara has designed and implemented innovative professional development programs for teachers in at-risk and urban school districts. These programs, funded by public and private foundations, are changing the face of both test preparation and the dynamics of the classroom environment.

In 2005, Barbara launched the Princeton Education Network (PEN), expanding classes, tutoring, college services and professional development to California. PEN's College Prep Academy, a multi-year approach to the college admissions process debuted in 2006.

In 2009, two of Barbara's children joined the PEN family. Perry (Williams '03) became Executive Director, and Ori (Lafayette '08) became Director of Media Communications.
In 2016 Barbara and her son, Perry, created AKALA, an Ai driven college access program design to reach students in underserved areas from grade 7 - 12. This blended model of one-on-one guidance and technology is changing the post high school trajectory of students nationwide. www.goakala.com
bk@goakala.com

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Experience

AKALA
Head of Product
January 2015 - Present (10 years 2 months)

AKALA is an Ed-Tech startup focused on College Admissions and College Readiness. Our innovative adaptive-learning technology will be a game changer in the critical college-readiness sphere of education, and will shift the paradigm for college admissions for those who cannot access high-quality college counselors.

Equity in Access
8 years 2 months

Director
January 2018 - Present (7 years 2 months)
Beverly Hills, California, United States

Providing high-end college admissions guidance to underserved students from grades 8 - 12. www.equityinaccess.org

Creative Director
January 2017 - Present (8 years 2 months)
United States

Princeton Education Network
CEO
January 1995 - Present (30 years 2 months)
West Windsor Plainsboro, NJ

High-end academic tutoring for standardized tests. Over 14,000 students through PEN's program. PEN's academic approach to test-taking is proven to succeed. College admissions guidance, search and match college options, application process

Most companies are focused on tricks and gimmicks to try and "beat" these tests. We have never seen those strategies work. We do, however, believe that you can master the skills necessary to succeed on the test, the same skills you need to succeed in college and beyond!

www.princetoned.com

Education

Syracuse University

Bachelor's degree, Sociology/Philosophy · (1967 - 1971)

Suffolk University

Master's Degree, Counseling Psychology · (1972 - June 1974)

Boston University

Rehabilitation Counseling · (1971 - 1972)

Syracuse University

Bachelor's degree, Sociology and Philosophy · (September 1967 - June 1971)

Boston University

Masters, Rehab Counseling · (September 1971 - June 1972)